SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2011
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

CNPJ/MF nº 06.164.253/0001-87

NIRE 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS MEETING,

HELD ON DECEMBER 21, 2011

Date, Time and Place:  December 21, 2011, at 5:00 p.m., on Praça Comte. Linneu Gomes, S/N, Portaria 3 – Prédio 07 – Board of Directors’ Meeting Room, Jardim Aeroporto, São Paulo. Attendance: all the members of the Company’s Board of Directors. Presiding Board: Mr. Constantino de Oliveira Júnior, as Chairman of the meeting, invited me, Henrique Constantino, to act as Secretary of the meeting. Calling: Waived, due to the attendance of all the members of the Board of Directors. Agenda:  To pass resolutions on the following matters: (a)  homologation of the increase in the capital stock of the Company and (b)  the increase in the capital stock of the Company, within the limit of its authorized capital, as per Article 6 of the Company’s Bylaws. Resolutions taken:  After all the necessary explanations were provided, the following resolutions were taken by unanimous approval: (a)  homologation of the increase in the capital stock of the Company, within the limit of the authorized capital, in the amount of R$ 37,882.38, upon issue of 3,138 preferred shares, all of them registered and with no par value, arising out of the exercise of the stock call option granted under the Options Plan. In consequence, the Company’s capital was increased to R$ 2,316,499,622.61 (two billion, three hundred and sixteen million, four hundred and ninety-nine thousand, six hundred and twenty-two reais, and sixty-one cents), being represented by 137,032,734 (one hundred and thirty-seven million, thirty-two thousand, seven hundred and thirty-four) common shares and 133,357,270 (one hundred and thirty-three million, three hundred and fifty-seven thousand, two hundred and seventy) preferred shares, all of them registered and with no par value. The shares now issued are identical to those already outstanding and, under the terms of the Options Plan, they shall be entitled to the same rights granted to the other shares of the same kind, including receipt of dividends and interest on the own capital: (i) the exclusion of the preemptive right for the current shareholders of the Company in the subscription of the new preferred shares, in conformity with the provisions set forth in Article 171, paragraph 3, of Law no. 6404/76 (“Corporations Act”), was approved; and (ii) the total issue price was fixed at R$ 37,882.38; and (b)  aiming at optimizing the Company’s capital structure, strengthening the Company’s capital structure and equity, keeping its growth plans and goals for both the short and long term, as well as performing other investments required and necessary for the sustainable growth of the Company and for creating value for its shareholders, the increase in its capital stock in the amount of R$ 295,795,170.00  (two hundred and ninety-five million, seven hundred and ninety-five thousand, one hundred and seventy reais) , with possibility of partial approval of the increase, by means of private issue of 13,445,235  (thirteen million, four hundred and forty-five thousand, two hundred and thirty-five) shares, being 6,825,470  (six million, eight hundred and twenty-five thousand, four hundred and seventy) common shares and 6,619,765  (six million, six hundred and nineteen thousand, seven hundred sixty-five) preferred shares, all of them registered, of book-entry type and with no par value, at the issue price of R$22.00 (twenty-two reais) per common share and per preferred share. In order to determine the issue price, the Company’s management took into consideration all the information available on the prices traded on the market, the methodologies permitted by article 170, paragraph 1, of the Corporations Act, and the appraisal report for determining the economic value of the Company’s shares, prepared by Apsis Consultoria Empresarial Ltda. (“Appraisal Report”), which document was delivered to the presiding board of the Meeting and filed with the Company’s head-office. The Company’s management has also considered the particular details of the capital increase, which aims at allowing an indirect investment by Delta Air Lines, Inc. (“Delta”), by means of the acquisition of preferred shares owned by Fundo de Investimento em Participações Volluto (“Volluto”), and subsequent reinvestment by Volluto in the Company. The Company’s management has concluded that taking the prices of the Company’s shares listed in stock exchanges as reference is not the most appropriate methodology for determining the issue price in the capital increase in question, given the adverse conditions of the international stock market, especially the effects of the European financial crisis. The Company’s management has also concluded that the equity value of the shares issued by the Company is not the proper methodology for determining the issue price, given the clear absence of a relation, in case of the Company, between the equity value and the intrinsic value of the Company’s activities. The Company’s management deemed that the prospective profitability of the Company, as determined in the Appraisal Report, is the most appropriate methodology for determining the issue price because it reflects the intrinsic value of the Company’s activities. Due to the above explained reasons, the Board of Directors of the Company has decided to approve the issue price of R$22.00, in conformity with article 170, paragraph one, of the Corporations Act, based on the prospective profitability of the Company, as determined in the Appraisal Report. Additionally, the issue price of R$22.00 will permit the indirect investment by Delta in shares issued by the Company, thus allowing for optimization and strengthening of the Company’s capital structure, maintenance of the growth plan, and performance of projected investments that are essential for the sustainable growth of the Company and for generation of value to the shareholders. The capital stock of the Company shall be increased from R$ 2,316,499,622.61 (two billion, three hundred and sixteen million, four hundred and ninety-nine thousand, six hundred and twenty-two reais and sixty-one cents) to R$ 2,612,294,792.61 (two billion, six hundred and twelve million, two hundred and ninety-four thousand, seven hundred and ninety-two reais and sixty-one cents), comprising 143,858,204 (one hundred and forty-three million, eight hundred and fifty-

eight thousand, two hundred and four) common shares and 139,977,035 (one hundred and thirty-nine million, nine hundred and seventy-seven thousand and thrity-five) preferred shares. The shares shall be paid-up in cash, in Brazilian currency, upon subscription. All the shareholders of the Company of record at December 26, 2011 shall have a term of 30 (thirty) days for exercising their preemptive right, starting on December 27, 2011 and ending on and including January 26, 2012. As regards the capital increase approved herein, the Directors have further decided that, in compliance with the Company’s policy to meet good practices of corporate governance, preemptive rights shall be also granted to the holders of American Depositary Receipts (“ADR”). The Executive Committee of the Company is hereby authorized to perform any and all acts and execute all the documents necessary for granting preemptive rights to the holders of ADRs, including, without limitation, the documents to be filed with the U.S. Securities and Exchange Commission (SEC) and the New York Stock Exchange (NYSE). The holders of common shares may subscribe common shares and the holders of preferred shares may subscribe preferred shares, all of them arising out of the capital increase approved herein, in each case, proportionally to their respective interest in the capital stock, excluding treasury shares. As from, and including December 23, 2011, the shares shall be traded ex-right  to subscription of the shares now issued. In the event the shares of the capital increase are not fully subscribed, after the expiration of the term provided for exercise of the preemptive rights, the Company may either proceed to one or more apportionments of possibly unsold shares, or of shares still unsold after the above referred apportionment of unsold shares, or to sell them at stock exchanges, under the terms set forth in article 171, §7, letter “b”, of the Corporations Act, or to partially homologate the capital increase by canceling the unsold shares, provided that the amount thus subscribed is of at least R$182,610,010.00 (one hundred and eighty-two million, six hundred and ten thousand and ten reais). In possible apportionments of unsold shares, or of shares remaining unsold after the mentioned apportionments of unsold shares, the shareholders signifying their interest in reserving unsold shares in the subscription list will have 5 (five) business days, counted from the publication of the Notice to the Market by the Company, for subscribing the unsold shares to be apportioned. Having in regard the possibility of partial homologation of the capital increase, and seeking to ensure that the shareholders wishing to subscribe part of the increase may, upon exercising the subscription right, condition their investment decision on the final terms of the capital increase, each shareholder will be entitled, upon subscription, to condition the subscription of the capital increase it is entitled: (i) to the availability of subscription of the maximum amount of the capital increase; (ii) to the availability of subscription of a certain minimum amount of the capital increase, provided that such minimum amount is not less than the minimum subscription amount of R$ 182,610,010.00 (one hundred and eighty-two million, six hundred and ten thousand and ten reais); (iii) to the receipt of all the shares subscribed; or (iv) to the receipt of shares only in such minimum number as may be necessary for continuing to hold their respective interests in the capital stock of the Company. The common and preferred shares now issued are in all aspects identical to those common and preferred shares already outstanding and shall be fully entitled to any dividends and/or interest on the own capital that may be declared after the homologation of the capital increase. In order to allow for the indirect investment by Delta, Volluto shall subscribe, as of this date, 6,825,469 (six million, eight hundred and twenty-five thousand, four hundred and sixty-nine) common shares and 1,474,986 (one million, four hundred and seventy-four thousand, nine hundred and eighty-six)  preferred shares. Said shares will be paid-up with the proceeds obtained from the sale to Delta of 8,300,455 (eight million, three hundred thousand, four hundred and fifty-five) ADSs, representing 8,300,455 (eight million, three hundred thousand, four hundred and fifty-five)  preferred shares. The members of the Board of Directors have also approved the publication of a Notice to the Shareholders with all the information about the capital increase approved herein. Adjournment of the Meeting and Drawing-up of the Minutes: After opening the floor to anyone who intended to make use of it, and after no attendee did so, the meeting was adjourned for the time necessary to draw up the minutes. After reopening the Meeting, the minutes were read and checked by those attending the meeting and signed by them.

I hereby certify that the present instrument is a faithful copy of the minutes drawn-up in the proper book.

São Paulo, December 21, 2011

Constantino de Oliveira Júnior Chairman	Henrique Constantino Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 21, 2011

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.